
                     U.S. SECURITIES AND EXCHANGE COMMISSION   ---------------------------
                             WASHINGTON, D.C. 20549                    OMB APPROVAL
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                                   FORM 12b-25                 OMB Number:       3235-0058
                                                               Expires:     March 31, 2006
                                                               Estimated average burden
                                                               hours per response.....2.50
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                           NOTIFICATION OF LATE FILING              SEC FILE NUMBER

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                                                                     CUSIP NUMBER

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(Check One): [ ] Form 10-K [ ] Form 20-F [X] Form 10-Q [ ] Form N-SAR

                        For Period Ended: March 31, 2003

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                    For the Transition Period Ended:__________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Strategic Capital Resources, Inc.
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Full Name of Registrant

JJFN Services, Inc.
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Former Name if Applicable

7900 Glades Road, Suite 610
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Address of Principal Executive Office (Street and Number)

Boca Raton, FL 33434
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]  | (a) The reasons described in reasonable detail in Part III of this form
     |     could not be eliminated without unreasonable effort or expense.
     |
[X]  | (b) The subject annual report, semi-annual report, transition report on
     |     Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be
     |     filed on or before the fifteenth calendar day following the
     |     prescribed due date; or the subject quarterly report or transition
     |     report on Form 10-Q, or portion thereof will be filed on or before
     |     the fifth calendar day following the prescribed due date; and
     |
[ ]  | (c) The accountant's statement or other exhibit required by Rule
     |     12b-25(c) has been attached if applicable.
     |

PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

(Attach Extra Sheets if Needed)

During March 2003, the company consulted with the Securities and Exchange Commission as to the accounting treatment for approximately $30,000,000 in model homes that it recently acquired.

As a result of the consultation, the Securities and Exchange Commission is currently reviewing with the company the accounting treatment for other assets. More specifically, they are consulting with the company as to whether certain assets should be treated as operating assets subject to depreciation or finance assets which are not subject to depreciation. The Sale and Cost of Sale of assets that are not subject to depreciation such as land may not be presented in the statement of income.

The company therefore requests a five day delay in filing its quarterly report of Form 10Q for the period ended March 31, 2003.


PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact to this notification


David Miller                                   561             558-0165
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(Name)                                      (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report (s).

                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                        Strategic Capital Resources, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2003             By: /s/ DAVID MILLER
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                                   David Miller, President, CEO and Chairman
                                    of the Board


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.